UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Person Filing Statement)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

José Antonio Guaraldi Felix

Investor Relations Officer

Rua Verbo Divino, 1356

São Paulo-SP-04719-002

Brazil

Telephone: (55)-11-2111-2785

with copies to:

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212)-225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 17, 2013, as previously amended and supplemented (the “Schedule 14D-9”), by Net Serviços de Comunicação S.A. (“Net”). The Schedule 14D-9 relates to the offer (the “Offer”) by Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”) and Embratel Participações S.A. (“Embrapar,” and together with Embratel, the “Offerors”) to purchase any and all outstanding common shares, no par value (“Common Shares”), and outstanding preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net, other than those held by the Offerors or their affiliates, in cash at a price of 29.02 Brazilian reais (“R$”) per Common Share and per Preferred Share, in each case plus interest at the benchmark interest rate of the Interbank Deposit Certificate, Certificado de Depósito Interbancário (the “CDI Rate”), calculated pro rata from August 19, 2013 through the Auction Date, net of the applicable stock exchange and settlement fee, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 17, 2013, as amended and supplemented, and the related ADS letter of transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3. “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended as follows:

The second sentence of the second paragraph on page 4 of the Schedule 14D-9, which is the first paragraph in the section entitled “Executive Officers and Directors of Net,” is hereby amended and restated in its entirety to read as follows:

“The directors of Net are Mr. Guaraldi Félix, Oscar Von Hauske Solis, Carlos Henrique Moreira, Jose Formoso Martínez, Mauro Szwarcwald, Isaac Berensztejn, Antonio Oscar de Carvalho Petersen Filho, Antonio João Filho, Carlos Hernán Zenteno de Los Santos and Fernando Ceylão Filho.”

The fourth sentence of the second paragraph on page 4 of the Schedule 14D-9, which is the first paragraph in the section entitled “Executive Officers and Directors of Net,” is hereby amended and restated in its entirety to read as follows:

“Mr. Von Hauske Solis, Mr. Moreira, Mr. Formoso Martínez, Mr. Berensztejn, Mr. Petersen Filho, Mr. Filho and Mr. Zenteno de Los Santos serve as officers and/or directors of the Offerors or their affiliates.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/s/ Roberto Catalão Cardoso
Name:	Roberto Catalão Cardoso
Title:	Chief Financial Officer

Dated: November 8, 2013

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